UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

creo

Creo Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Creo Workflows Rank Highest in Seybold PDF Shootout

Seybold San Francisco 2002 (September 11, 2002) - Creo Inc. (NASDAQ: CREO; TSX: CRE) topped all 21 prepress workflow competitors with its Prinergy® and Brisque™ workflow management systems in the 2002 PDF Workflow Shootout conducted by Seybold Publications and Seminars. Creo was the top-scoring vendor in both phases of the competition, which measured how well different workflow systems create prepress-ready PDF (Portable Document Format) files, and how well they trap, impose, separate and output PDF files.

In the first challenge (Phase One), the Prinergy workflow management system scored 95 of 100 possible points, topping systems from 12 other vendors in creating viable PDF documents from problematic design files. Four test pages were created using CorelDRAW® 10, QuarkXPress® 5, Adobe® InDesign® 2 and Microsoft® Word 2000. Difficult file elements including non-embeddable OpenType fonts, transparent objects, bleed areas, gradients and a variety of image types were included in the challenge. The goal was to simulate a difficult job and see if PDF creation technologies were up to the task. "Prinergy PDF files, although designed for use by Prinergy, appear suitable for production use in a broad range of PDF-capable prepress systems," said John Parsons who co-wrote the report on the PDF Shootout results. Synapse® Prepare software, also from Creo, tied for third place in Phase One with 89 points.

Scoring 97 points out of 100, the Brisque workflow from Creo won Phase Two of the shootout, which tested PDF output. Creo bested 17 other vendors who were assessed on their ability to trap, impose, separate and output the four challenging PDF files from Phase One, as well as produce a contract-quality proof. "The Brisque output, including general image handling, fonts, color-separation handling and page geometry, were of the highest quality," writes Parsons about the second phase results.

"We're delighted that Seybold has conducted this challenging survey of PDF-based workflow systems," says Barry Quart, Creo vice president, workflow product management and solutions. "The top results that Creo workflow solutions obtained in this survey affirms our leadership position and commitment to PDF-based workflow solutions. With over 15,000 workflow units installed worldwide, Creo and our customers continue to lead the industry to PDF."

The results of the PDF Workflow Shootout were announced at the Seybold PDF Conference in San Francisco where Creo is demonstrating the new Prinergy® Publish system. This flexible page-preparation system allows publishers, trade shops and ad agencies to create reliable, secure print-production-ready files in-house. The system supports the input and output of multiple file formats including PDF, PDF/X-1a, JDF, DCS2 and PostScript®. Prinergy Publish system demonstrations are underway at the Adobe Pavilion, #1501E.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com.

© 2002 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Holly Hokrein	Rochelle van Halm	Tracy Rawa
Marketing Communications (Americas)	Media Relations (Headquarters)	Investor Relations
T. +1.781.280.7331	T. +1.604.451.2700	T. +1.604.451.2700
F. +1.781.275.3430	F. +1.604.437.9891	F. +1.604.437.9891
holly.hokrein@creo.com	rochelle.van.halm@creo.com	IR@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO INC.

Date: September 11, 2002

/s/ Paul Kacir
Paul Kacir, Corporate Secretary